EXHIBIT 99.1

                               NOTEHOLDERS REPORT

                        CRUSADE GLOBAL TRUST NO.2 OF 2001

                        COUPON PERIOD ENDING 20 JUNE 2003

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USD NOTES
---------                FV OUTSTANDING                                 COUPON PAYMENTS     PRINCIPAL    CHARGE OFFS
                              (USD)         BOND FACTOR   COUPON RATE        (USD)       PAYMENTS (USD)     (AUD)
                         --------------     -----------   -----------   ---------------  --------------  -----------

CLASS A NOTES            429,954,710.94      53.744339%      1.44500%      1,756,023.48   45,574,439.53      0.00
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
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                         FV OUTSTANDING                                 COUPON PAYMENTS     PRINCIPAL    CHARGE OFFS
                              (AUD)         BOND FACTOR   COUPON RATE        (AUD)       PAYMENTS (USD)     (AUD)
                         --------------     -----------   -----------   ---------------  --------------  -----------

CLASS B NOTES             37,550,000.00     100.000000%      5.23330%        495,313.92       0.00          0.00
CLASS C NOTES              3,235,000.00     100.000000%      5.45330%         44,466.06       0.00          0.00
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
                                                                     31-MAY-03
POOL SUMMARY                                                            AUD
-----------                                                      ---------------
Outstanding Balance - Variable Rate Housing Loans                   702,896,340
Outstanding Balance - Fixed Rate Loans                              143,241,584
Number of Loans                                                           7,190
Weighted Average Current LVR                                             59.68%
Average Loan Size                                                       117,683
Weighted Average Seasoning                                              35 mths
Weighted Average Term to Maturity                                      260 mths

PRINCIPAL COLLECTIONS                                                   AUD
---------------------                                            ---------------
Scheduled Principal Payments                                       7,367,055.00
Unscheduled Principal Payments                                    85,565,449.91
Redraws                                                            7,587,112.53

Principal Collections                                             85,345,392.38


TOTAL AVAILABLE PRINCIPAL                                               AUD
-------------------------                                        ---------------
Principal Collections                                             85,345,392.38
Principal Charge Offs                                                      0.00
Pay Back of Principal Draw                                                 0.00

Total Available Principal                                         85,345,392.38


Outstanding Principal Draws From Previous Period                           0.00


Principal Distributed                                             85,345,392.38
Principal Retained                                                         0.00


TOTAL AVAILABLE FUNDS                                                   AUD
---------------------                                            ---------------
Available Income                                                  15,711,750.55
Principal Draw                                                             0.00
Liquidity Draw                                                             0.00

Total Available Funds                                             15,711,750.55


REDRAW & LIQUIDITY FACILITIES                                           AUD
-----------------------------                                    ---------------
Redraw Shortfall                                                           0.00
Redraw Carryover Charge Offs                                               0.00


--------------------------------------------------------------------------------
CPR
---                                      MAR-03         APR-03          MAY-03
                                        -------         ------          ------

                  1 MTH CPR              25.44%         30.09%          33.14%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ARREARS
-------                    % OF POOL
                          (BY BALANCE)
                          ------------
31 - 59 DAYS                  0.64%
60 - 89 DAYS                  0.28%
90+ DAYS                      0.17%
DEFAULTS                     0.003%
LOSSES                         Nil
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